SJ 9/5/03

VE 9-4-03



03051663

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| ~~8801-27679~~ 8-21849 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07-01-02 (MM/DD/YY) AND ENDING 06-30-03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Alpen Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7350 SW 187th Place
(No. and Street)

RECD S.E.C.
AUG 29 2003
838

Aloha (City) Oregon (State) 97007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Brundage (503) 259-3330
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name — *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland, (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, Roger Brundage, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Alpen Securities, Inc., as o June 30, 2003, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:



Signature

President

Title



Notary Public


OFFICIAL SEAL
D. RENE' KING
NOTARY PUBLIC-OREGON
COMMISSION NO. 361012
MY COMMISSION EXPIRES SEPT. 28, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of operations.
- [x] (d) Statement of Changes in cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ALPEN SECURITIES, INC.

FORM X-17A-5 PART IIA

OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED JUNE 30, 2003

# ALPEN SECURITIES, INC.
## FORM X-17A-5 PART IIA OF THE
## FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
## TABLE OF CONTENTS

YEAR ENDED JUNE 30, 2003

**Page**

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

888 S.W. Fifth Avenue, Suite 800
Portland, Oregon 97204
Tel: 503.221.0141
Fax: 503.227.7924
800.819.0141
www.gmco.com

**Independent Auditors' Report**

Board of Directors
Alpen Securities, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Alpen Securities, Inc. as of June 30, 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alpen Securities, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

July 21, 2003

## ALPEN SECURITIES, INC.

**FORM X-17A-5 PART IIA OF THE**
**FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION**
**STATEMENT OF FINANCIAL CONDITION**

**ASSETS**

| June 30, 2003 | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,085 |
| Receivable from clearing organization | | 25,806 |
| Contract income receivable | | 5,533 |
| Investments | | 54,908 |
| Prepaid expenses | | 62 |
| Furniture and equipment, net of accumulated depreciation of $36,689 | | 3,358 |
| | $ | 96,752 |

**LIABILITIES AND SHAREHOLDERS' EQUITY**

| | | |
|---|---|---|
| Line of credit | $ | 5,027 |
| Accrued expenses | | 5,310 |
| Deferred tax liability | | 4,268 |
| Total liabilities | | 14,605 |
| **Commitments** | | |
| **Shareholders' equity** | | |
| Common stock, no par value; 500 shares authorized, 20 shares issued and outstanding | | 6,667 |
| Retained earnings | | 75,480 |
| Total shareholders' equity | | 82,147 |
| | $ | 96,752 |

# ALPEN SECURITIES, INC.

**FORM X-17A-5 PART IIA OF THE**
**FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION**
**STATEMENT OF OPERATIONS**

| **Year Ended June 30, 2003** | | |
|---|---|---|
| **Income** | | |
| Securties commissions | $ | 39,452 |
| Mutual fund commissions | | 60,578 |
| Consulting fees | | 22,771 |
| Net investment loss | ( | 7,703) |
| Interest and dividend income | | 152 |
| | | 115,250 |
| **Expenses** | | |
| Wages | | 89,427 |
| Payroll taxes | | 8,634 |
| Employee benefits | | 10,283 |
| Commissions | | 9,809 |
| Depreciation | | 3,183 |
| Dues and subscriptions | | 1,686 |
| Licenses and taxes | | 150 |
| Miscellaneous | | 5,543 |
| Professional fees | | 8,039 |
| Regulatory fees | | 738 |
| Rent | | 4,859 |
| Advertising | | 284 |
| Supplies and postage | | 1,342 |
| Telephone | | 4,070 |
| Travel and entertainment | | 4,501 |
| | | 152,548 |
| **Loss before income taxes** | | 37,298 |
| **Income tax benefit** | | |
| Deferred | ( | 2,415) |
| | ( | 2,415) |
| **Net loss** | $ | 34,883 |

# ALPEN SECURITIES, INC.

**FORM X-17A-5 PART IIA OF THE**
**FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**

**Year Ended June 30, 2003**

| | Common stock | | Retained earnings |
|---|---|---|---|
| | Shares outstanding | Amount | |
| **Balances at July 1, 2002** | 20 | $ 6,667 | $ 110,363 |
| Net loss | | | ( 34,883) |
| **Balances at June 30, 2003** | 20 | $ 6,667 | $ 75,480 |

See notes to financial statements

# ALPEN SECURITIES, INC.

**FORM X-17A-5 PART IIA OF THE**
**FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION**
**STATEMENT OF CASH FLOWS**

| **Year Ended June 30, 2003** | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | ($ | 34,883) |
| **Adjustments to reconcile net loss to net cash used in operating activities** | | |
| Depreciation | | 3,183 |
| Deferred taxes | ( | 2,415) |
| **Change in operating assets and liabilities** | | |
| Receivable from clearing organization | | 86 |
| Contract income receivable | ( | 2,945) |
| Investments | | 13,372 |
| Prepaid expenses | ( | 15) |
| Accrued expenses | | 453 |
| Net cash used in operating activities | ( | 23,164) |
| **Cash flows from financing activities** | | |
| Net borrowings on line of credit | | 5,027 |
| Net cash provided by financing activities | | 5,027 |
| **Net decrease in cash and cash equivalents** | ( | 18,137) |
| **Cash and cash equivalents at beginning of year** | | 25,222 |
| **Cash and cash equivalents at end of year** | $ | 7,085 |

See notes to financial statements

YEAR ENDED JUNE 30, 2003

## 1. Line of business and significant accounting policies

**Line of business**
Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

**Use of estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Security transactions**
Security transactions and related commission revenue and expense are recorded on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

**Concentration of credit risk**
The Company maintains a receivable from its carrying broker. The receivable is collateralized by securities.

The Company bills at the completion of its consulting projects. Projects billed and completed at year end are classified as other receivables. Management has determined that an allowance for doubtful accounts is not required for these receivables.

The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

**Cash and cash equivalents**
Cash and cash equivalents are stated at cost, which approximates market value. The Company considers highly liquid investments, with an original maturity date to the Company of three months or less, to be cash equivalents.

**Investments**
Investments are securities valued at market value. Unrealized gains or losses on investments are included in results of operations.

**Property and equipment**
Property and equipment are stated at cost. Depreciation is computed primarily using an accelerated method over the estimated useful lives of the assets, ranging from five to seven years.

YEAR ENDED JUNE 30, 2003

## 2. Line of credit

The Company has an arrangement with its clearing organization under which it may borrow up to 50% of the value of the stock in its investment account balance at an interest rate of 6%.

## 3. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $5,000 or 1/15th of aggregate indebtedness, as defined. At June 30, 2003, the Company has net capital and required net capital of $59,742 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .17 to 1. Net capital and required net capital may fluctuate on a daily basis.

## 4. Shareholder agreement

The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase the shareholders' interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specific payment terms.

## 5. Income taxes

The tax effect of temporary differences, consisting of depreciation and investments valuation, give rise to the deferred tax liability at June 30, 2003. The noncustomary relationship between income before income taxes and income taxes relates to a net operating loss for tax purposes of approximately $35,000 which is offset by a valuation allowance.

## 6. Related party transactions

The Company rents its office space from an officer of the Company. Rent expense for the period was $4,859.

## ACCOMPANYING INFORMATION

# ALPEN SECURITIES, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE I**

| As of June 30, 2003 | | |
|---|---|---|
| **Net capital** | | |
| Total shareholders' equity | | $ 82,147 |
| Less nonallowable assets | | |
| *Contract income receivable* | $ 5,533 | |
| Prepaid expenses | 62 | |
| Furniture and equipment | 3,358 | |
| | | 8,953 |
| Other additions | | 73,194 |
| Deferred tax liability | | 4,268 |
| Net capital before haircuts | | 77,462 |
| Haircuts | | 17,720 |
| Net capital | | $ 59,742 |
| **Aggregate indebtedness** | | |
| Total liabilities in statement of financial condition | | $ 14,605 |
| Less deferred tax liability | | 4,268 |
| Total aggregate indebtedness | | $ 10,337 |
| Ratio of aggregate indebtedness to net capital | | 0.17 |
| **Computation of basic net capital requirements** | | |
| Minimum net capital required | | $ 5,000 |
| Excess net capital | | $ 54,742 |
| Excess of capital at 1,000% | | $ 58,708 |
| **Reconciliation with Company's computation (included in Part IIA of Form X-17a-5 as of June 30, 2003)** | | |
| Net capital as reported in Company's Part IIA (unaudited) | | $ 53,059 |
| Add back for deferred tax liability and other | | 6,683 |
| Adjusted net capital | | $ 59,742 |

## ALPEN SECURITIES, INC.

**EXEMPTION FROM RESERVE REQUIREMENTS UNDER**
**RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE II**

**AS OF JUNE 30, 2003**

**Exemptive provision**
The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

**INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5**

Board of Directors
Alpen Securities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of Alpen Securities, Inc. for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Alpen Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com




Member of DFK INTERNATIONAL

Board of Directors
Alpen Securities, Inc.
Portland, Oregon

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of June 30, 2003, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Alpen Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Geffen, Mesher & Company, P.C.

July 21, 2003